15026099

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 07 2015
Washington DC
404

SEC FILE NUMBER
8- 67575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Reliance Worldwide Investments, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240 Barclay Boulevard
(No. and Street)

Buffalo Grove	**Illinois**	**60089**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth E. Sweet **(847) 495-6750**
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Linda C. Rapacz CPA, P.C.
(Name - *if individual, state last, first middle name)*

13844 South Maple Avenue	**Orland Park**	**Illinois**	**60462**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant-PCAOB Registered
☐ Public Accountant
☐ Acountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **Kenneth E. Sweet**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Reliance Worldwide Investments, LLC**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
TINA KAMPTNER
Notary Public - State of Illinois
My Commission Expires May 7, 2018

Signature

Managing Member & Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- □ (c) Statement of Income (Loss).
- □ (d) Statement of Cash Flows
- □ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- □ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- □ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- □ (m) A Copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- □ (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

RELIANCE WORLDWIDE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUTING FIRM
PURSUANT TO RULE 17a-5 (e)(3)
DECEMBER 31, 2014

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants | Illinois CPA Society | Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member
of Reliance Worldwide Investments, LLC

We have audited the accompanying financial statement of Reliance Worldwide Investments, LLC, which comprise the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934, and the related notes to the financial statement. Reliance Worldwide Investments, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Reliance Worldwide Investments, LLC as of December 31, 2014, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Linda C. Rapacz CPA, P.C.

Linda C. Rapacz CPA, P.C.
February 24, 2015

Reliance Worldwide Investments, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$ 805,233
Accounts receivable	322
CRD Deposit	1,073
Prepaid fidelity bond	462
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $14,712	196,229
Deposit-Leasehold improvements	3,771
Deposit-Lease	10,022
Total Assets	$ 1,017,112

Liabilities & Member's Equity

Liabilities	
Accounts payable	$ 9,905
Commission and related taxes payable	-
State & local taxes payable	2,021
Total Liabilities	11,926
Member's Equity	1,005,186
Total Liabilities and Member's Equity	$ 1,017,112

See notes to the financial statements.

Reliance Worldwide Investments, LLC
Notes to Financial Statements
December 31, 2014

1. Organization and Nature of Business

Reliance Worldwide Investments, LLC (the "Company") is a correspondent broker-dealer and investment banking firm. The Company is registered with the Securities and Exchange Commission (SEC), the Municipal Securities Rulemaking Board (MSRB) and applicable states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SPIC). The Company is a Wyoming single member Limited Liability Company wholly owned by one individual.

2. Significant Accounting Policies

Basis of Presentation - The financial statements include the accounts of the Company. The Company has no subsidiaries and is engaged in business as a correspondent broker-dealer. On June 25, 2007, the SEC granted the Company's registration pursuant to Section 15(b) of the Securities Exchange Act of 1934 and FINRA granted the Company's application for membership. FINRA approved the Company to conduct the following types of business: broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual fund retailer, U.S. government securities broker, municipal securities broker, put and call broker or dealer or option writer and private placement of securities. The Company's scope of approved services was expanded on March 22, 2010 with an amendment to its Form BD adding investment banking. The target market for these investment services is privately-held lower middle market businesses.

Use of Estimates –The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company has elected to be taxed as an S-corporation for income tax purposes. Profits and losses of the Company are thus passed through to the individual tax return of the managing member and no income tax allowances are included in these financial statements. As of December 31, 2014, the Company's tax returns for the years 2011 through 2013 are subject to review by its taxing jurisdictions.

The accounting standard FASB ASC 740, Income Taxes, on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained when challenged or when examined by the applicable tax authority. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change. For the year ended December 31, 2014, the Company has determined that there were no material uncertain tax positions.

2. Significant Accounting Policies—(continued)

Depreciation - Depreciation is recorded in the financial statements using the Internal Revenue Code prescribed lives and accelerated methods. There was no depreciation expense for the year ended December 31, 2014.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Related Party—

The sole member of Reliance Worldwide Investments, LLC is also the sole member of Global Investments LLC, owner of the property that the Company leases at 900 Tri-State Parkway, Gurnee, IL. (See Note 4).

4. Commitments—

The Company has a commercial office space rental agreement for its furnished premises at 1240 Barclay Boulevard, Buffalo Grove, Illinois, that expired on December 31, 2014. An addendum to this rental agreement extends the agreement until December 31, 2019. The Company also has an additional commercial office space lease agreement with Global Investments, LLC, a related party, for Unit 900 at 900 Tri-State Parkway, Gurnee, Illinois. This lease agreement was effective January 1, 2013 and extends to December 31, 2015 with options to renew for two additional years. Total rent expense paid in 2014 was $68,262; of that amount, $60,282 was paid to a related party.

Future minimum monthly payments under these two agreements are as follows:

Year	Buffalo Grove	Gurnee
2015	685	5,161
2016	705	5,316
2017	720	5,476
2018	770	
2019	795	

5. Fair Value Measurement—

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value I the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 830, are used to measure fair value.

5. Fair Value Measurement—(continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 805,233	-	-	$ 805,223
Total	$ 805,233	-	-	$ 805,233

6. Cash and Securities Segregated Under Federal and Other Regulations—

Cash of $31,951 is segregated in the Southwest Securities clearing account. An initial deposit of $30,000 was required by Southwest Securities and the additional balance is interest earned in prior years. No interest was earned on this account for the year ended December 31, 2014.

In addition, the Company maintains its other cash accounts at a commercial bank. The Federal Deposit Insurance Corporation guarantees up to $250,000 for accounts at the bank. At various times throughout the year the Company had cash balances deposited which exceeded the FDIC limit. The risk is managed by maintaining all deposits in a high quality financial institution and management believes the Company is not exposed to any significant credit risk related to cash. At December 31, 2014, the company exceeded the insured limit by approximately $523,000.

7. Net Capital Requirements—

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3.1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $793,307, which was $788,307 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.5 to 1.

8. Credit Risk—

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, thc Company had balances in excess of insured limits totaling $523,261. The Company has not experienced any losses in such accounts.

9. Subsequent Events—

The Company has evaluated subsequent events through February 24, 2015, the date which the financial statements were available to be issued.